THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TUESDAY, APRIL 20, 2021

TAKE NOTICE THAT an annual general meeting (the "Meeting") of the shareholders of The Real Brokerage Inc. (the "Company") will be held at 133 Richmond Street West, Suite 302, Toronto, Ontario on Tuesday, April 20, 2021 at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the audited financial statements of the Company for the year end dated December 31, 2020 and the accompanying report of the auditors;

2. to fix the number of directors of the Company at six (6);

3. to elect the directors of the Company to serve until the close of the next annual general meeting of shareholders of the Company or until their successors are elected or appointed;

4. to appoint auditors of the Company for the ensuing year, as more fully described in the management information circular (the "Management Information Circular") accompanying this Notice; and

5. to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of March 16, 2021, the record date, are entitled to notice of the Meeting and to vote at the Meeting and at any adjournment or postponement thereof.

With respect to the current COVID-19 outbreak, Real asks that, in considering whether to attend the meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html)

Real strongly encourages shareholders not to attend the Meeting in person and instead to vote their shares by proxy. Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing or has travelled in the 14 days prior to the Meeting will not be permitted entry into the Meeting. Real may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak in its sole discretion.

SHAREHOLDERS MAY CONFERENCE INTO THE MEETING BY ZOOM (BUT WILL NOT BE PERMITTED TO VOTE OVER ZOOM IN THIS MANNER) AT:

https://gowlingwlgca.zoom.us/j/93075274865?pwd=aGhITXViaFZEbEhGZWx2NVhqNktkZz09

Meeting ID: 930 7527 4865

Password: 459939

or join by phone by calling one of the below numbers and entering the meeting ID.

Canada: +1 855 703 8985

United States: +1 877 853 5247

Additional international numbers are available at https://gowlingwlgca.zoom.us/u/acT7qVv117

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE COMPANY AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSONS ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWLEDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE COMPANY OR ITS DIRECTORS, OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Despite the foregoing, it is desirable that as many common shares of the Company (the "Common Shares") as possible be represented at the Meeting. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy (the "Instrument of Proxy") and return it as soon as possible in the envelope provided for that purpose. To be valid, all Instruments of Proxy must be deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., at its principal office at 100 University Ave, Toronto, Ontario M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late Instruments of Proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late Instruments of Proxy.

DATED at Toronto, Ontario this 17th day of March, 2021.

By Order of the Board of Directors of The Real Brokerage Inc.

(signed) "Tamir Poleg"
Tamir Poleg
Chief Executive Officer